UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated November 4, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated October 8, 2008 entitled ‘Vodafone Launches the new Exclusive Blackberry ®StormTM’

2.	A news release dated October 29, 2008 entitled ‘Vodafone Acquires Additional Stake in Polkomtel’

3.	A news release dated October 30, 2008 entitled ‘Vodafone and MTS Sign Strategic Partnership’

4.	Stock Exchange Announcement dated October 2, 2008 entitled Transaction in Own Securities’

5.	Stock Exchange Announcement dated October 3, 2008 entitled Transaction in Own Securities’

6.	Stock Exchange Announcement dated October 6, 2008 entitled Transaction in Own Securities’

7.	Stock Exchange Announcement dated October 8, 2008 entitled Transaction in Own Securities’

8.	Stock Exchange Announcement dated October 9, 2008 entitled Transaction in Own Securities’

9.	Stock Exchange Announcement dated October 10, 2008 entitled Transaction in Own Securities’

10.	Stock Exchange Announcement dated October 14, 2008 entitled Transaction in Own Securities’

11.	Stock Exchange Announcement dated October 15, 2008 entitled Transaction in Own Securities’

12.	Stock Exchange Announcement dated October 17, 2008 entitled Transaction in Own Securities’

13.	Stock Exchange Announcement dated October 17, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.	Stock Exchange Announcement dated October 20, 2008 entitled Transaction in Own Securities’

15.	Stock Exchange Announcement dated October 21, 2008 entitled Transaction in Own Securities’

16.	Stock Exchange Announcement dated October 22, 2008 entitled Transaction in Own Securities’

17.	Stock Exchange Announcement dated October 29, 2008 entitled Transaction in Own Securities’

18.	Stock Exchange Announcement dated October 31, 2008 entitled ‘Vodafone Group Plc – Voting Rights and Capital’

8 October 2008

VODAFONE LAUNCHES THE NEW EXCLUSIVE BLACKBERRY® STORMTM

•	First ‘clickable’ touch screen smartphone purpose built for Vodafone – revolutionary tactile touch display

•	Building on BlackBerry platform’s strong wireless heritage, the BlackBerry Storm is ideal for both consumers and business users featuring:

	o	Large, high resolution screen coupled with Vodafone’s ultra high speed network delivering world class Internet browsing

	o	Fast and easy access to customers’ favourite social networking sites

	o	Turn by turn satellite navigation

	o	Great for keeping in touch – all e-mail, SMS and MMS in a single in-box

•	Multi-media services including outstanding music and video experience:

	o	Download music or transfer it from the PC

	o	Incredible sound quality

	o	Largest screen on a BlackBerry smartphone

Vodafone Group today announces the launch of the BlackBerry Storm smartphone from Research In Motion (RIM) (NASDAQ RIMM; TSX; RIM). The BlackBerry Storm is the first ever ‘clickable’ touch screen smartphone and will be available exclusively on Vodafone’s high speed 3G mobile broadband network in Europe, India, Australia and New Zealand from next month. Also, the BlackBerry Storm will be available exclusively from Verizon Wireless in the US.

The BlackBerry Storm smartphone, which is the result of a long term strategic alliance between Vodafone and RIM, takes what customers have come to expect from a BlackBerry smartphone - a great phone with market leading email, messaging, multi-media and Internet capabilities – and revolutionizes the experience with the introduction of a ground breaking large touch screen and virtual keyboard.

“We are delighted to bring the power of the BlackBerry Storm, purpose built for Vodafone, directly into the hands of consumer and business customers,” says Frank H Rovekamp, Global Chief Marketing Officer, Vodafone Group. “With its unique clickable touch screen, giving access to all the desirable multi-media features and services such as browsing, music and video, turn by turn satellite navigation, messaging and social networking, and BlackBerry’s mobile heritage and strong business reputation, the BlackBerry Storm is being brought by Vodafone into the consumer world. With Vodafone’s ultra high speed, reliable mobile network and this exclusive and exciting new smartphone, there has never been a better time to be with Vodafone.”

Coming in a sleek and elegant black design, the BlackBerry Storm smartphone brings together messaging services including email, SMS and MMS in a single in-box and alerts from social networks. It also offers superb sound quality and a 3.2 MP camera with video capabilities that exploit the screen’s stunning clarity to deliver advanced multimedia performance coupled with Vodafone’s fast and reliable mobile broadband network.

The BlackBerry Storm smartphone, comes with an enhanced high performance browser which delivers users a high speed web browsing experience, with desktop-style depiction in either portrait or landscape view. The new user interface combines the familiar dedicated “menu” and “escape” keys common to BlackBerry smartphones and adds support for multi-touches, taps and slides allowing the user to easily highlight, scroll, pan and zoom, making navigation fast, easy and intuitive.

The uniquely tactile 3.25” screen gives users a variety of different sense experiences. Despite its flat surface, users feel the sensation of actually pressing down on virtual keys which also light up when touched. This makes it quick and easy to type texts and emails as well as navigate through the phone’s functions. Customers will also have the choice of using a full QWERTY, SureType® or multi-tap keyboard.

By excluding the traditional physical keyboard, more space has been dedicated to the high resolution colour screen, allowing customers to display multi-media content and comfortably view attachments as well as read and edit documents.

The ground-breaking screen with its 480 x 360 pixel resolution display switches from portrait mode to landscape mode as the handset is rotated, while automatically changing the format of the keyboard from multi-tap or RIM’s SureType® to full QWERTY*. A wide range of songs and full length videos can be downloaded and enjoyed with the stunning clarity of the smartphone’s screen and its incredible, high quality audio.

‘The BlackBerry Storm retains the full functionality and security features of the BlackBerry platform but is also ideal for avid Facebook, MySpace and YouTube users, while Flickr fans will love the ease and speed of directly uploading their pictures seconds after taking them.

Customers can access all Vodafone’s entertainment and information services including Vodafone Music, Google Maps and Find&Go navigation, and the Vodafone live! portal, whilst also benefiting from a removable battery with excellent talk and standby time, and up to 16GB of exchangeable memory.

The BlackBerry Storm will be available from next month through Vodafone stores as well as independent outlets and online. Full pricing details will be available in the coming weeks.

-ends-

* Virtual keyboards are also available in AZERTY, QWERTZ and other configurations to support different language groups.

For further information: Vodafone Group Media Relations Tel:+44 (0) 1635 664444	Investor Relations Tel:+44 (0) 1635 664447

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

© Vodafone Group 2008. VODAFONE, the Vodafone logos, are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.

29 October 2008

VODAFONE ACQUIRES ADDITIONAL STAKE IN POLKOMTEL

Vodafone announces today that it has agreed to acquire an additional 4.8% stake in Polkomtel S.A. (“Polkomtel”), a leading telecommunications operator in Poland, from TDC A/S (“TDC”) for a total cash consideration of €176 million plus accrued interest at closing.

The acquisition will increase Vodafone’s stake in Polkomtel from 19.6% to 24.4%, enhancing its exposure to the attractive Polish market. Vodafone has, along with the other shareholders, elected to exercise its pre-emptive rights, pro rata to its existing shareholding of 19.6%, over TDC’s shareholding in Polkomtel, which arose following the change of control of TDC in February 2006.

Vodafone expects the transaction to close in the fourth quarter of the calendar year 2008.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone:+44 (0) 1635 664447	Telephone:+44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About TDC

TDC is the leading provider of communications solutions in Denmark with a strong Nordic focus. In the Nordic region TDC has four business units: Business Nordic, Fixnet Nordic, Mobile Nordic and YouSee. TDC’s activities outside the Nordic Region comprise amongst others Sunrise, a leading telecommunications provider in Switzerland, and HTCC, a leading telecommunications provider in Hungary.

About Polkomtel

Polkomtel is the operator of the Plus GSM mobile telephone service in Poland. It was awarded its licence in February 1996, and as at 30th June 2008 had over 13.2 million customers. For further information, please visit www.polkomtel.com.pl

30 October 2008

VODAFONE AND MTS SIGN STRATEGIC PARTNERSHIP

Vodafone and Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announce a strategic, non-equity partnership to provide customers with high quality communications services and to collaborate jointly on future technological developments.

Under the agreement, MTS has exclusive access to a range of products, services and devices from Vodafone for its markets of operation in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia. In addition, MTS will be able to draw on Vodafone’s expertise in building and developing third generation (3G) networks and mobile broadband products, working with leading global equipment providers and deploying innovative CRM practices to enhance quality and further improve the efficiency of its operations.

The partnership with MTS will give Vodafone valuable insight into the opportunities of the important telecommunications markets of Russia and the CIS, which are among the fastest growing in the world. Vodafone’s products will be made available to MTS’s 87 million subscribers, including more than 60 million customers in Russia.

Vodafone’s products and services will be marketed in Russia and the CIS under a co-branded approach. Vodafone will also open a representative office in Moscow to co-operate more closely with MTS on future offerings and customer services.

“A partnership with Vodafone will allow MTS to bring tangible benefits to both its customers and shareholders,” said Mr. Mikhail Shamolin, President and CEO of MTS. This groundbreaking agreement will give our customers the most innovative products and services from around the world. At the same time, Vodafone’s commercial insights and technical expertise will translate into significant operational efficiencies for MTS over the long-term as we transition our networks to 3G and beyond.”

Vittorio Colao, CEO of Vodafone, commented: “Our agreement with MTS is an opportunity for Vodafone to build its presence and work with the leading operator in these important markets. By combining the geographical reach of the company’s respective networks, we can give customers greater roaming capabilities and extended coverage. We are delighted that MTS has joined our successful Partner Markets community, which will be much stronger with the addition of Russia and the CIS.”

For further information:

Vodafone Group

Investor Relations

Telephone: +44 (0) 1635 664447

Media Relations

Telephone: +44 (0) 1635 664444

MTS

Joshua Tulgan, Director, Investor Relations
Danny Khoussainov, Manager, Investor Relations
Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Notes to Editors:

About MTS

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 87.57 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone Partner Markets

Vodafone Partner Markets are a series of strategic alliances across the globe between Vodafone Group and mobile network operators which Vodafone does not own. Instead, Vodafone has leveraged its global brand, and international products and services to agree partnerships which enable its partners to offer products and services under the Vodafone name. Partner Markets vary from full Vodafone branding agreements through to product branding, roaming and service resale agreements. In addition to offering Vodafone products and services to partner companies’ customers, Vodafone customers, when roaming on partner networks, are able to seamlessly access a range of services familiar to them from their home markets.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 October 2008

Number of ordinary shares transferred:	129,484

Highest transfer price per share:	126p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,336,153,665 of its ordinary shares in treasury and has 52,468,058,135 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 October 2008

Number of ordinary shares transferred:	188,104

Highest transfer price per share:	122.7p

Lowest transfer price per share:	122.7p

Following the above transfer, Vodafone holds 5,335,965,561 of its ordinary shares in treasury and has 52,468,246,239 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 October 2008

Number of ordinary shares transferred:	399,372

Highest transfer price per share:	125.05p

Lowest transfer price per share:	125.05p

Following the above transfer, Vodafone holds 5,335,566,189 of its ordinary shares in treasury and has 52,468,645,611 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 October 2008

Number of ordinary shares transferred:	480,494

Highest transfer price per share:	129.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,335,085,695 of its ordinary shares in treasury and has 52,469,126,105 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 October 2008

Number of ordinary shares transferred:	73,804

Highest transfer price per share:	124.65p

Lowest transfer price per share:	124.65p

Following the above transfer, Vodafone holds 5,335,011,891 of its ordinary shares in treasury and has 52,469,199,909 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 October 2008

Number of ordinary shares transferred:	37,461

Highest transfer price per share:	125.8p

Lowest transfer price per share:	125.8p

Following the above transfer, Vodafone holds 5,334,974,430 of its ordinary shares in treasury and has 52,469,237,370 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 October 2008

Number of ordinary shares transferred:	295,018

Highest transfer price per share:	110.76p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,334,679,412 of its ordinary shares in treasury and has 52,469,532,678 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 October 2008

Number of ordinary shares transferred:	124,073

Highest transfer price per share:	109.5p

Lowest transfer price per share:	109.5p

Following the above transfer, Vodafone holds 5,334,555,339 of its ordinary shares in treasury and has 52,469,656,751 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 October 2008

Number of ordinary shares transferred:	21,352

Highest transfer price per share:	121.75p

Lowest transfer price per share:	118.5p

Following the above transfer, Vodafone holds 5,334,533,987 of its ordinary shares in treasury and has 52,469,678,103 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 October 2008 by Computershare Trustees Limited that on 10 October 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 110.76p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	226
Paul Michael Donovan	226
Terry Dean Kramer	228
Stephen Roy Scott	226

*Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 October 2008

Number of ordinary shares transferred:	371,023

Highest transfer price per share:	118.5p

Lowest transfer price per share:	118.5p

Following the above transfer, Vodafone holds 5,334,162,964 of its ordinary shares in treasury and has 52,470,049,126 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 October 2008

Number of ordinary shares transferred:	100,091

Highest transfer price per share:	108.8p

Lowest transfer price per share:	108.8p

Following the above transfer, Vodafone holds 5,334,062,873 of its ordinary shares in treasury and has 52,470,149,217 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 October 2008

Number of ordinary shares transferred:	56,600

Highest transfer price per share:	116.15p

Lowest transfer price per share:	116.15p

Following the above transfer, Vodafone holds 5,334,006,273 of its ordinary shares in treasury and has 52,470,205,817 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 October 2008

Number of ordinary shares transferred:	23,394

Highest transfer price per share:	103.5p

Lowest transfer price per share:	103.5p

Following the above transfer, Vodafone holds 5,333,982,879 of its ordinary shares in treasury and has 52,470,251,718 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 57,804,234,597 ordinary shares of U.S.$0.11 3/7 each with voting rights, of 5,333,982,879 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 52,470,251,718. This figure 52,470,251,718 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 4, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary